April 4, 2014	Adam M. Schlichtmann
617-951-7114
617-235-7346 fax
adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Western Asset Premier Bond Fund (the “Trust” or “Fund”)

Investment Company Act Registration No. 811-10603

Preliminary Proxy Statement Filed on March 21, 2014

Ladies and Gentlemen:

This letter provides the Trust’s responses to comments on the above-referenced preliminary proxy statement that Mr. Larry Greene provided by telephone to Adam Schlichtmann on March 31, 2014. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the preliminary proxy statement.

1.	Please respond in writing via EDGAR correspondence and provide Tandy representations in your response letter.

Response:	The Corporation has made the requested representations below.

2.	If a comment results in a change to language in the proxy statement, please make corresponding changes elsewhere in the proxy statement to similar language.

Response:	Confirmed

3.	Please confirm that the final printed proxy statement will conform to the SEC’s font size requirements.

Response:	Confirmed

4.	The proxy card refers to “amendments” to the Fund’s Bylaws. Please unbundle the amendments or explain why the amendments need not be unbundled. Note recent IM Guidance 2014-2.

Response:	The Fund’s proxy card will contain separate items for voting on a borrowing amendment and a lien amendment.

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5.	Please explain why the proposed transaction is not prohibited by Section 18(e)(1) of the 1940 Act, noting in particular the language that reads “except that no senior security representing indebtedness shall be so issued or sold for the purpose of refunding any senior security which is a stock … .”

Response:	Section 18(e)(1) provides a safe harbor in certain circumstances from the substantive provisions of Section 18 when a closed-end fund issues a senior security “for the purpose of refunding through payment, purchase, redemption, retirement, or exchange” another senior security issued by the fund. The Fund believes that the “except” language referred to in the Staff’s comment renders the safe harbor unavailable when a senior security representing indebtedness is issued for the purpose of refunding any senior security that is a stock. It does not, however, generally prohibit a closed-end fund from issuing a senior security representing indebtedness for the purpose of refunding a senior security that is a stock.

Please note that the Fund does not intend to rely on the safe harbor provided by Section 18(e)(1) for this transaction. Based on current calculations the Fund expects to have sufficient assets to enable it, in connection with the tender offer, to be in compliance with the asset coverage requirements of Section 18 as applied to the amount of ARPS outstanding and the amount it borrows under any related credit facility. In any event, please note that the Fund intends to send the borrowing proceeds related to the tender offer to the tender offer depositary/paying agent as nearly as possible to the time at which such borrowing proceeds are drawn on the credit facility.

The Fund further notes that there is precedent for a closed-end fund engaging in a tender offer for preferred shares where the proceeds funding the tender offer originate from a credit facility (e.g., Duff & Phelps Utility and Corporate Bond Trust Inc., Offer to Purchase dated May 3, 2012 filed as an exhibit to Schedule TO filed on May 3, 2012 SEC Accession No. 0001193125-12-207427, “The Fund intends to use borrowings under its existing committed credit facility (the “Credit Facility”) with BNP Paribas Prime Brokerage, Inc. (the “Lender”) to pay the Tender Offer Consideration.”).

The Fund notes that instead of using the proceeds from the credit facility, it could sell portfolio securities to raise cash for purchasing the tendered ARPS and, immediately thereafter, borrow under a credit facility to purchase portfolio securities such that the Fund is properly invested. This alternative would create unnecessary transaction costs for the Fund and would exalt form over substance (see The New America High Income Fund, Inc., No Action Letter July 29, 1993).

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6.	Please explain why the holders of common shares of the Fund are not entitled to vote on the matters discussed in the proxy statement in light of the fact that holders of the common shares would bear the costs of interest resulting from a borrowing under a credit facility and the fact that in open-end funds all affected share classes are entitled to vote under Rule 18f-3.

Response:	The limitation on borrowing that is the subject of the proxy statement is a provision within Article 12 of the Fund’s Bylaws. The Fund’s Agreement and Declaration of Trust, as amended, provides that the Board of Trustees of the Fund have the sole power to adopt, amend and repeal Bylaws for the Fund except to the extent that the Bylaws or applicable law requires a consent or vote of shareholders. Article 13 of the Bylaws provides that, subject to paragraph 4 of Part I of Article 12 (“Paragraph 4”) and except to the extent that the Declaration of Trust or applicable law requires a vote or consent of shareholders, the Bylaws may be amended, changed, altered or repealed only by the Board of Trustees. To the extent a shareholder vote is required to effect the borrowing and lien amendments to the Bylaws, Paragraph 4 provides that a vote by holders of the ARPS is required and holders of the Fund’s common shares have no voting rights unless required by law. The Fund’s fundamental investment policy with respect to borrowing provides, and has since the Fund’s inception, that the Fund may borrow money to issue senior securities to the fullest extent permitted by the 1940 Act. The Fund has no other fundamental investment policy implicated by the proposed transaction. Accordingly, no vote by holders of the Fund’s common shares is required in order for the Fund to carry out the proposed transactions under the Fund’s organizational documents or applicable law.

7.	Please confirm that any scripts used as part of a solicitation will be filed as additional soliciting material and that any oral solicitations will made using scripts.

Response:	The Fund will file any scripts used in connection with oral solicitations. The Fund intends that any oral solicitations made would be made in accordance with the proxy rules.

8.	Please clarify what broker non-votes and abstentions are, as required by Item 21(b) of Schedule 14A.

Response:	The requested change has been made.

9.	Please explain the impact the change in the definition of the term “lien” would have under the asset coverage tests under the 1940 Act.

Response:	The proposed change to the definition of the term “lien” under the Bylaws would have no impact under the asset coverage tests contained within the 1940 Act.

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10.	Please explain the current status of accrued or unpaid dividends on the ARPS noting whether the Fund has missed any dividend payments.

Response:	The Fund is current on all dividend payments owed to the ARPS as of the date of this letter.

11.	Please revise the disclosure to describe the types of fees likely to be incurred by the Fund if it enters into a credit facility.

Response:	The requested change has been made.

12.	Is there a reason why the conditions of the tender offer cannot be set forth in the proxy statement? Please note the significant conditions to the tender offer in the proxy statement.

Response:	The requested change has been made.

13.	Please do not use disclosure in all capital letters. Add emphasis using another means.

Response:	The requested change has been made.

14.	Please explain the significance of the term “tendered ARPS” since the tender offer has not yet commenced.

Response:	The term is used to refer to any ARPS that are eventually tendered in a tender offer, if any is commenced. No tender offer for ARPS has been commenced by the Fund as of the date of this letter and no ARPS have been tendered as of the date of this letter.

15.	Please explain supplementally in your response what the phrase “associated leverage” means as used in the proxy statement.

Response:	The Fund issued the ARPS in order to raise capital to buy additional portfolio investments beyond those it could have purchased solely with the proceeds of its common share offering. The Fund pays the holders of the ARPS a dividend rate. The additional portfolio investments purchased with the proceeds of the ARPS creates an opportunity for increased common share net investment income dividends and capital appreciation. This is the leverage associated with the ARPS.

16.	In the following sentence, please be more specific and use more numbers. As drafted, the sentence might not be considered plain English. “Based on applicable interest rates as of [[ ]],

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2014, the annualized interest rate payable under the currently expected terms of the credit facility would have been greater than the annualized dividend rates then payable on the ARPS in a material way.”

Response:	The Fund has replaced the sentence in question with the following: “If the Fund had borrowed as of April 2, 2014 under the anticipated terms of the credit facility, it is expected that the Fund would have paid an annualized variable rate of interest of approximately 0.85% – 1.03%,[*] which is greater than the annualized dividend rates then payable on the ARPS, which were 0.14% and 0.10% for Series W and M, respectively.” The related footnote explains the reason for the range: “The expected terms of the credit facility would enable the Fund to select how the interest rate is calculated. Based on prevailing interest rates as of April 2, 2014, the interest rate on the credit facility likely would have been set at one-, two-, three- or six-month LIBOR + 0.70%, assuming the currently expected terms of the credit facility were in effect.”

17.	Please explain whether the Fund can decline to accept some, but not all, of the tendered ARPS. If so or it may not, explain why.

Response:	The Fund intends to carry out the purchase of ARPS in any tender offer in accordance with applicable rules under the Securities Exchange Act of 1934. Based on the anticipated terms of the tender offer as of the date of this letter, the Fund expects to purchase all ARPS that are properly tendered by the expiration date of its tender offer and are not withdrawn. The final terms of any tender offer will be described in the Fund’s tender offer materials.

18.	Please explain whether the intent is to retire all of the ARPS or leave some outstanding.

Response:	The Fund currently intends to launch a tender offer for up to 100% of its outstanding ARPS. Based on the anticipated terms of the tender offer as of the date of this letter, the Fund expects to purchase all ARPS that are properly tendered by the expiration date of its tender offer and are not withdrawn. The final terms of any tender offer will be described in the Fund’s tender offer materials.

19.	Please explain what the two tests are in the following sentence: “There are two Maintenance Amount tests that apply different discount factors, which were determined in coordination with Moody’s and Fitch in connection with the receipt of ratings on the ARPS of ‘Aaa’ and ‘AAA’ from Moody’s and Fitch, respectively.”

Response:	The Fund’s Bylaws require it to maintain assets having an aggregated discounted value at least equal to the Preferred Shares Basic Maintenance Amount (“Maintenance Amount”). There are two tests. In one test the discount factors were established in coordination with Moody’s. In the other test, the discount factors were established in coordination with Fitch. These are the two Maintenance Amount tests.

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20.	Please explain the meaning of footnote 1 and, if true, add disclosure noting that the use of the credit facility that is used to refinance the ARPS could last for a long time after the ARPS are gone.

Response:	If the Bylaw amendment regarding borrowing is approved, the Fund’s borrowings will still be limited by the borrowing provision in Article 12, as amended. Article 12 of the Bylaws sets forth the terms of the ARPS. If no ARPS are outstanding (e.g., 100% are validly tendered and accepted for payment), the Board of Trustees would be expected to eliminate Article 12 from the Fund’s Bylaws. As noted in the footnote, even if Article 12 is eliminated from the Fund’s Bylaws, the Fund would remain subject to any applicable restrictions on borrowing under applicable law or any applicable investment policies of the Fund.

The requested change has been made.

21.	Please fix disclosure that reads “that that.”

Response:	One “that” has been deleted.

22.	Please clarify the disclosure around the phrase “and/or resulting.”

Response:	The word “in” has been added so the disclosure reads “and/or resulting in modifications to the Fund’s investment processes”

23.	Please move the “Fund Information” caption to an appropriate location.

Response:	The Fund will ensure the heading is in an appropriate location.

24.	Please confirm that the language that reads “have been purchased or redeemed by the Trust from time to time” in Appendix A relates to current and not historic purchases and redemptions.

Response:	Confirmed. As of the date of this letter, the Fund has not purchased or redeemed any ARPS.

25.	Please clarify that provisions of the Bylaws shown in Appendix B do not reflect any of the proposed changes.

Response:	The requested change has been made.

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*        *        *

The Trust acknowledges the following: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Securities and Exchange Commission (“SEC”) Staff comments or changes to disclosure in response to such comments in the filings reviewed by the SEC Staff do not foreclose the SEC from taking any action with respect to the filing; and (iii) the Trust may not assert SEC Staff comments as defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

/s/ Adam Schlichtmann

Adam Schlichtmann